Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FOURTH QUARTER AND YEAR 2008 RESULTS

Santiago, Chile, February 26, 2009 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and full year ended December 31, 2008. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of December 31, 2008. US dollar figures (US$), except export figures, are based on the exchange rate as of December 31, 2008 (US$1.00=Ch$636.45).

Highlights 4Q 2008

•	Total sales (in Chilean pesos) increased 14.8%.
•	Export sales increased 11% in US dollar terms.
•	Bottled export shipments rose by 15.3% to 3,987,000 cases.
•	Domestic sales decreased 4.3%.
•	Operating income increased by 12.3%, operating margin decreased to 14.2% from 14.5%.
•	Net income decreased 17.2% to Ch$7,162 million (US$11.3 million).
•	Ebitda increased 10.7% to Ch$17,091 million (US$26.9 million). Ebitda margin was 18.8%.
•	Earnings per ADR decreased 29.6% to US$ 0.313.

Highlights 2008

•	Total sales (in Chilean pesos) increased 3.5%.
•	Export sales increased 12% in US dollar terms.
•	Bottled export shipments rose by 8.1% to 15,995,450 cases.
•	Domestic sales decreased 3.5%.
•	Operating income slightly declined by 0.3%, operating margin declined to 15.9% in 2008 from 16.5% in 2007.
•	Net income decreased 5.2% to Ch$35,152 million (US$55.2 million).
•	Ebitda decreased 0.4% to Ch$ 65,588 million (US$103.1 million). Ebitda margin was 20.4%.
•	Earnings per ADR declined 19.4% to US$ 1.54.

Comments of the CEO

The year 2008 presented important challenges for our industry and our company in particular. The first half of the year was noted for its extremely unfavorable exchange rates which led the company to concentrate strongly on profitability. The second half, and the last quarter in particular, saw more favorable exchange rate conditions, this, however, in the context of a deep and generalized global financial and economic crisis.

We, therefore, consider the Company’s results favorably, particularly in export markets. During 2008, export sales measured in dollars grew by 12%, with an 8.1% increase in volume and a 3.6% rise in the average price. The company achieved diversified growth across most of its regional markets, with important contributions from the subsidiaries: Viña Cono Sur, Viña Maipo and Viña Palo Alto, all posting solid growth. Viña Concha y Toro and its subsidiaries again this year increased their market share over exports reaching 37% of the volume and 31.4% of the value of total bottled wine exported from Chile.

On the other hand, sales on the domestic market declined by 3.5% in the year, the result of a 4% increase in the average price offset by a 7.2% fall in the volume sold. The higher average price reflects the company’s policy of seeking a higher return from this market. The results were in line with the company’s objectives, despite the impact of the volume sold.

For the year, the operating result showed a slight decrease of 0.3%, and operating margin fell to 15.9% of revenues compared to 16.5% in 2007. This mainly explained by the impact of a lower exchange rate and higher direct costs. It is important to note that in 2008, the company had a relevant real exchange rate 7.7% below the average for 2007.

Regarding fourth quarter results, we highlight the 14.8% growth in total revenues and the 12.3% increase of the operating result. These expansions followed larger volumes commercialized and the benefit of a favorable currency impact.

The growth at the operating level was offset as the company registered non-operating losses of Ch$3,873 million (US$6.1 million) during the quarter as compared to a loss of Ch$514 million (US$0.8 million) in fourth quarter 2007. This was mainly due to a loss in exchange rate differences generated by price positions taken in anticipation of the fourth quarter.

Fourth Quarter 2008 Results

Total Revenues

Total revenues increased 14.8% to Ch$90,888 million (US$143 million) from Ch$79,188 million (US$124 million). This expansion was led by exports from Chile, where the company saw diversified growth across most regional markets, and also to revenue growth from the Argentine subsidiary.

Table 1 Total Revenues (Ch$ millions)

	4Q08	4Q07	Change (%)	2008	2007	Change (%)

Chile:
Domestic sales	13,508	13,877	-2.7%	51,891	53,287	-2.6%
Exports to third parties	44,849	36,483	22.9%	159,931	149,767	6.8%
Concha y Toro UK	21,248	20,402	4.2%	73,849	75,307	-1.9%
Other revenues	3,187	2,629	21.2%	11,469	10,390	10.4%

Argentina:
Domestic	3,580	2,525	41.8%	9,350	8,067	15.9%
Exports	4,516	3,273	38.0%	15,676	14,407	8.8%

TOTAL	90,888	79,188	14.8%	322,166	311,225	3.5%

Domestic Sales, Chile

Total domestic sales (including bulk) decreased 2.7% to Ch$13,508 million (US$21.2 million) in 4Q08 from Ch$13,877 million (US$21.8 million) in 4Q07. Domestic bottled wine sales (excluding bulk) for the quarter declined 4.3% to Ch$13,264 million (US$20.8 million) from Ch$13,863 million (US$21.8 million) in 4Q2007, following a 2.1% increase in the average price, offset by a 6.3% decrease in volume. Sales volume of bottled wine on the domestic market totaled 18 million liters. Sales of bulk wine during the quarter totaled 369 thousand liters.

The volume fall seen during the quarter reveals the challenging conditions faced by the industry; according to AC Nielsen, industry volumes decreased by 5% during the year 2008. For the quarter, Company volumes declined by 5.6% and 20% in the popular and varietal categories, respectively. On the positive side, premium wines increased 2% in the quarter.

Export Revenues

Sales abroad, including those to third parties and of Concha y Toro UK, increased 16.2% to Ch$66,097 million in 4Q08 from Ch$56,884 million in 4Q07.

• Exports of Bottled Wine in US$ (FOB):

The following figures, representing exports (FOB) in dollars and volume terms, include those to third parties as well as to the Company’s distribution subsidiary in the UK. For the quarter, exports increased 11% to US$94 million from US$84.8 million. Volumes shipped increased 15.3% while the average price decreased 3.7%.

Graph 1
Export Breakdown by Region (Value)
Fourth Quarter 2008

For the quarter, export sales by value grew in Europe (+15.1%), the USA (+18.3), Asia (+14.5%), Central America/Caribbean (+12.9%) and South America (+1.6). Sales declined in Canada (-21%).

• Exports of Bottled Wine in Volume:

Export volumes increased 15.3% to 3,987,000 cases, following a diversified growth across the regional markets. For the quarter, the strongest growth was achieved in Europe (+28.1%) driven mainly by a 52% volume increase in the UK. For the quarter, shipments to England increased as the Company decided to participate in promotional in-store activities planned for the month of February 2009. Shipments to Continental Europe grew by 5.6%.

Volumes to the US market increased by 11.8% following the positive expansion of Viña Maipo brand in the varietal category. Volumes increased in Asia (+8.4%), in Central America (+5.6%) and in Canada (+2.4%). Shipments to South America decreased 4.4% following inventory adjustments and difficult economic conditions in the key markets of Brazil and Venezuela.

Volume growth by category shows an increase of 4.2% in the premium segment, an 11.6% in varietal wines and a 5.5% expansion in the bi-varietal category. The popular segment surged by 70.8%, following increased promotional activity in the United Kingdom.

•          Prices: The average price per case decreased 3.7% to US$23.62 from US$24.53 in 4Q07, revealing larger sales in the popular segment as a result of more promotional activity in the UK during the fourth quarter.

Argentine Operations

Total revenues from the Argentine operation increased 39.6% to Ch$8,096 million as a result of a 38% increase in exports and a 41.8% surge in domestic sales.

In the quarter, Trivento’s exports by volume increased 15.6% to 419,290 cases. By value, exports increased 23.2% to US$8.1 million. The average price rose 6.6%.

Sales in the domestic Argentine market measured by volume increased 14.2% and by 17.2% in value, totaling 292,000 cases and US$5.4 million respectively.

Other Revenues

Other revenues, comprising fees for bottling services, sales of fruit and liquors, rose by 21.2%, to Ch$3,187 million (US$5.0 million) mainly due to larger sales of liquors.

Cost of Sales

For the quarter, the total cost of sales rose 14.1% to Ch$54,734 million (US$86 million) from Ch$47,972 million (US$75 million) in 4Q07. The cost of sales as a percentage of total sales, decreased from 60.6% to 60.2%.

The gross margin increased to 39.8% from 39.4%, mainly reflecting the favorable impact of the exchange rate.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 17.9% to Ch$23,264 million (US$36.6 million), mainly explained by higher SG&A related to the subsidiaries abroad, including Concha y Toro UK, Trivento and the start up costs of the distribution subsidiary in Brazil. As a percentage of sales, SG&A increased to 25.6% from 24.9% in 4Q07.

Operating Income

Operating income increased 12.3% to Ch$12,890 million (US$20.3million) in 4Q08 compared to Ch$11,478 million (US$18 million) in 4Q07. The operating margin declined from 14.5% to 14.2%, as the contribution of a higher export volume growth and the favorable currency impact were compensated by higher SG&A as a percentage of sales, as compared to the same quarter a year ago.

Non-Operating Result

The non-operating result was a loss of Ch$3,873 million (US$6.1 million) as compared to a loss of Ch$514 million (US$0.8 million) in 4Q2007. This is mainly explained by losses in both price-level restatements and exchange differences, as compared to losses in 4Q07 and also due to higher financial expenses.

• Exchange rate differences presented a loss of Ch$1,561 million (US$2.5 million) mainly generated by price positions (forward contracts) taken in anticipation to the fourth quarter.

•

Financial expenses increased 41.9% and totaled Ch$1,794 million (US$2.8 million). As of December 31, 2008 total financial debt was Ch$142,136 million (US$223 million), representing an increase of Ch$47,851 million (US$75 million) from 2007. Of this increase, 30% corresponds to adjustments related to currency movements – for the debt denominated in foreign currency and in Unidades de Fomento (UF’s); and 70% represents the net increase of debt with financial institutions.

	Table 2 Non-Operating Results (Ch$ millions)

	4Q08	4Q07	Change (%)	2008	2007	Change (%)

Non-operating Income
Equity Income	-131	137	-195.6%	463	693	-33.2%
Other non-operating income	306	183	66.6%	1,505	600	150.9%
Total non-operating income	175	321	-45.6%	1,968	1,293	52.2%

Non-operating expenses
Financial Expenses	-1,794	-1,264	41.9%	-6,385	-4,979	28.2%
Price Level Restatement	-515	351	-246.6%	-595	-905	34.2%
Exchange Differences	-1,561	581	-368.7%	-1,097	392	-380.1%
Other Non-operating expenses	-177	-503	-64.8%	-918	-1,258	-27.0%
Total non-operating expenses	-4,047	-835	384.7%	-8,996	-6,751	33.3%

Total Non-Operating Result	-3,873	-514	652.8%	-7,028	-5,458	28.8%

Net Income and Earnings per Share (EPS)

Net income for the period decreased 17.2% to Ch$7,162 million (US$11.3 million) from Ch$8,649 million (US$13.6 million). Based on 719,170,735 weighted average shares, Concha y Toro’s earnings decreased to Ch$9.96 per share from Ch$12.03 in the quarter. Earnings per ADR were Ch$199.2 in 4Q08. In US dollar terms, earnings per ADR decreased 29.6% to US$0.313 in the fourth quarter of 2008 from US$0.445 for the fourth quarter of 2007.

2008 Results

Total Revenues

Total revenues increased 3.5% to Ch$322,166 million (US$506 million) from Ch$311,225 million (US$489 million) in 2007,mainly as a result of an increase in exports sales from Chile, partly offset by a lower annual average exchange rate.

Domestic Sales, Chile

Total domestic sales (including bulk) decreased 2.6% to Ch$51,891 million (US$81.5 million) in 2008 from Ch$53,287 million (US$83.7 million) in 2007. Domestic bottled wines sales for the period decreased 3.5% to Ch$51,366 million (US$80.7 million) in 2008 from Ch$53,221 million (US$83.6 million) in 2007. Bottled sales volume in the domestic market totaled 72 million liters. Sales of bulk wine during the quarter totaled 850 thousand liters.

The 3.5% contraction in bottled domestic sales was the result of a 4% increase in the average price per liter, compensated by a 7.2% decrease in sales volume. The higher average price reflects the Company’s pricing policy, seeking improved profitability in this market. The results obtained were in line with the company’s objectives despite the impact of the volume sold. Volumes by category reveal a 6.3% increase in premium wines, offset by declines of 7.3% and 14.9% in the popular and varietal categories respectively.

According to AC Nielsen, domestic volumes for the industry had declined by 5% during the year. In this scenario, Concha y Toro decreased its market share by 0.3 percentage points in 2008, reaching a market share of 29.7% measured in volume terms. This is mainly the result of volume declines in the lower price segments, in line with the focus on profitability the company has given to the domestic market.

Export revenues

Sales abroad, including exports to third parties and those of Concha y Toro UK, increased 3.9% to Ch$233,780 million in 2008 from Ch$225,074 million in 2007. This result in Chilean pesos reveals the impact of a 7.7% real appreciation of the Chilean peso in the period. This unfavorable exchange movement partially compensated the 12.6% revenue growth measured in US dollar terms totaling US$429.8 million in 2008 (US$381.8 million in 2007).

•        Exports of bottled wine in US$(FOB): The following figures correspond to exports (FOB) in US dollar terms from Chile, which include those to third parties and to the UK subsidiary. Exports (FOB) increased 12% to US$384 million in 2008 from US$342.9 million in 2007, as a result of an 8.1% increase in volume and a 3.6% increase in the average price stated in US dollars.

Graph 1
Export Value (US$) by Region - 2008

In value terms, regional markets contributed to the Company’s growth, as follows: Europe (+12.5%), Canada (+26.5%), Asia (+25.7%), USA (+13.6%) and Central America/Caribbean (+8.9%). Sales revenue to South America decreased by 7.6%.

•          Exports of bottled wine by volume: Export volumes increased 8.1% to 15,995,450 cases. This was achieved with diversified growth across all geographic areas with the largest volume gains obtained in Europe, USA, Canada and Asia.

Volumes to Europe increased 8.8% driven by growth in both Continental Europe and in the UK. Given the challenging economic conditions of key European markets, we are very pleased with the results of the region. Shipments to Continental Europe increased 13.5%, demonstrating the strong positioning and high preference and image of our brands in the region.

Following strong volumes achieved in Scandinavia, the company has given a new step to further strengthen its position in the Nordic countries, establishing distribution subsidiaries in Sweden, Norway and Finland. We are certain this will allow us to enhance the visibility and focus on the company’s brands and have closer relations with main clients.

Company shipments to the UK increased 4.6%, while sales of Concha y Toro UK by volume increased 6.3%. This positive performance, in a very tough trading environment, is a reflection of years of investment in the market, developing and building strong brand equity based on quality and competitive commercial offers.

Sales to the US market increased 11.2%, mainly due to growth in the varietal category with the introduction of Viña Maipo in the US market. For its part, Canada showed a strong 28.2% expansion. In Asia, volume rose 19.2% led by strong results in Japan, Korea, Singapore and China, combined with growth in most of the region’s markets that still represent small volumes.

Shipments to Central America/Caribbean increased 3.3% while volumes to South America decreased 10.7%, following worsening economic conditions and inventory adjustments in Brazil, Venezuela and Colombia.

Shipments by segment reveal a 3.4% increase in premium wines a 14.7% growth in varietal wines, while the bi-varietal category increased 3.4% and popular wines increased 19.9%.

•          Prices: The average price per case increased 3.6% to US$24.01 from US$23.17 in 2007 as a result of selected price increases made across the portfolio, partly compensated by larger sales of popular wines.

Argentine Operations

Total revenues from our Argentine business increased 11.4% to Ch$25,026 million following expansions of 8.8% in exports and 15.9% in domestic sales.

In 2008, Trivento’s exports of bottled wine totaled US$ 31.8 million with shipments of 1,675,000 cases increasing 17.5% and 9.6% by value and volume respectively over 2007. Growth was led by larger sales in Europe, Central America/Caribbean and Asia. The average price per case increased 7.2% to US$ 19.0 per case, following increasing sales of premium wines, in line with the company’s strategy.

Domestic sales increased 20.8% in US dollar terms and 9.2% by volume totaling US$16.4 million and 943,600 cases respectively.

Other Revenues

Other revenues increased 10.4% to Ch$11,469 million (US$ 18 million), showing larger sales of liquors and other products.

Cost of Sales

Cost of sales rose 4.1% to Ch$193,601 million (US$ 304 million) from Ch$185,892 million (US$292 million) in 2007. Cost of sales as a percentage of total sales increased to 60.1% from 59.7% mainly as a result of a higher direct cost. This is explained by the higher grape costs of the 2008 vintage.

The gross margin fell from 40.3% to 39.9% as a result of a higher average direct cost and a lower average exchange rate for this period.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 4.6% to Ch$77,283 million (US$121 million) from Ch$73,883 million (US$116 million). This increase reflects higher expenses related to marketing expenses of the foreign subsidiaries including start up expenses of the distribution subsidiary in Brazil. As a percentage of revenues, SG&A increased from 23.7% in 2007 to 24% in 2008.

Operating Income

Operating income showed a slight decline of 0.3%, totaling Ch$51,282 million (US$ 80.6 million) compared to the Ch$51,450 million (US$80.8 million) in 2007. The operating margin decreased from 16.5% to 15.9%, this reflects the impacts of a lower exchange rate a higher average direct cost and higher SG&A as a percentage of revenues for the period.

Non-Operating Results

The non-operating result showed a loss of Ch$7,028 million (US$ 11 million) in 2008 as compared to a loss of Ch$5,458 million (US$ 8.6 million) in 2007, mainly explained by a loss in exchange rate differences and higher financial expenses, partly compensated by higher other non-operating income.

Financial expenses grew 28.2% from Ch$4,979 million (US$ 7.8 million) to Ch$6,385 million (US$10 million) due to an increase in financial debt.

Net Income and Earnings per Share (EPS)

Net income for the year decreased 5.2% to Ch$ 35,152 million (US$55.2 million) from Ch$ 37,090 million (US$58.3 million). Concha y Toro’s EPS decreased to Ch$ 48.88 per share from Ch$ 51.57; earnings per ADR were Ch$977.6 in 2008 and Ch$1,031.4 in 2007. In US dollar terms, earnings per ADR decreased 19.4% to US$ 1.54 compared to US$1.91 for 2007.

Balance Sheet

Assets

As of December 31, 2008, the Company’s consolidated assets totaled Ch$517,817 million (US$814 million) and were Ch$ 88,854 million (US$ 140 million) higher than the figure reported a year earlier, mainly due to an increase in current assets (inventories and accounts receivable) and fixed assets, involving investments in cellar capacity and acquisition and development of new vineyards.

Liabilities

As of December 31, 2008 net financial debt stood at Ch$142,136 million (US$223 million) representing a year-on-year increase of Ch$47,851 million (US$75 million). This is explained mainly by an increase in short term debt to banks and financial institutions and also due to currency adjustments.

As of December 31, 2008 the financial debt to equity ratio increased to 0.54 from 0.39 at December 2007.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 131 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 7,863 hectares of vineyards in Chile and 1.037 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 2,731 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousands of constant Chilean pesos as of December 31, 2008)

	4Q2008 Th. Ch$	4Q2007 Th. Ch$	Change %	2008 Th. Ch$	2007 Th. Ch$	Change %

Operating Results
Sales revenues	90,887,970	79,188,230	14.8	322,165,745	311,225,258	3.5
Cost of sales	-54,734,454	-47,971,778	14.1	-193,600,973	-185,892,008	4.1
% of sales	60.2%	60.6%		60.1%	59.7%
Gross Margin	36,153,516	31,216,452	15.8	128,564,772	125,333,250	2.6
% of sales	39.8%	39.4%		39.9%	40.3%
Selling & Adm. Expenses	-23,263,889	-19,738,250	17.9	-77,283,216	-73,882,759	4.6
% of sales	25.6%	24.9%		24.0%	23.7%

Operating Income	12,889,627	11,478,203	12.3	51,281,556	51,450,491	-0.3
Operating margin	14.2%	14.5%		15.9%	16.5%

Non-Operating Results
-Non-operating income	305,573	183,462	66.6	1,504,732	599,682	150.9
-Equity income	-131,072	137,038	-195.6	463,329	693,322	-33.2
-Non-operating expenses	-177,191	-502,796	-64.8	-918,489	-1,258,317	-27.0
-Financial expenses	-1,794,188	-1,264,454	41.9	-6,385,418	-4,979,378	28.2
-Price level restatement	-515,080	351,457	-246.6	-595,183	-905,006	-34.2
-Exchange differences	-1,560,892	580,848	-368.7	-1,097,066	391,656	-380.1
Non-operating result	-3,872,850	-514,445	652.8	-7,028,096	-5,458,041	28.8

Income before income tax	9,016,777	10,963,758	-17.8	44,253,460	45,992,450	-3.8
Less: income tax	-1,868,295	-2,311,759	-19.2	-9,101,545	-8,892,993	2.3
Minority interest	13,974	-2,838	-592.4	-24	-9,511	-99.7

Net Income	7,162,456	8,649,161	-17.2	35,151,891	37,089,946	-5.2

-Earnings per share (Ch$)	9.96	12.03	-17.2	48.88	51.57	-5.2
-Earnings per ADR (US$)	0.313	0.445	-29.6	1.54	1.91	-19.4

EBITDA	17,090,888	15,438,328	10.7	65,587,931	65,846,210	-0.4
% sales	18.8%	19.5%		20.4%	21.2%

Number of shares	719,170,735	719,170,735		719,170,735	719,170,735

Exchange rate
US$1.0=Ch$636.45

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of December 31, 2008)

	As of Dec. 31, 2008 Th. Ch$	As of Dec. 31, 2007 Th. Ch$	As of Dec. 31, 2008 Th. US$

Assets
Cash and equivalents	3,949,865	2,943,250	6,206
Inventories	113,353,433	92,620,608	178,103
Accounts receivable	103,595,852	77,858,780	162,771
Other current assets	35,659,007	25,961,099	56,028
Total current assets	256,558,157	199,383,737	403,108

Property, plant & equipment, net	242,145,022	212,685,089	380,462
Other assets	19,113,937	16,894,586	30,032

Total assets	517,817,116	428,963,412	813,602

Liabilities and Shareholders’ Equity
Short term debt (1)	72,389,824	25,704,201	113,740
Other current liabilities	94,437,192	76,870,692	148,381
Total current liabilities	166,827,016	102,574,893	262,121
Long term debt (1)	69,746,210	68,580,924	109,586
Other long-term liabilities	18,150,935	15,253,038	28,519
Total long-term liabilities	87,897,145	83,833,962	138,105

Minority interest	7	17,607	0

Shareholders’ equity	263,092,948	242,536,950	413,376

Total liabilities and shareholders’ equity	517,817,116	428,963,412	813,602

(1) includes only financial debt Exchange rate:US$1.0=Ch$636.45